                                         Filed Pursuant to Rule 424(b)(3)
                                         Registration No. 333-55114

                             CONSTELLATION 3D, INC.

                             Prospectus Supplement
                    (to Prospectus Dated February 15, 2001)

           You should read this prospectus supplement and the related prospectus carefully before you invest in our common stock.
                  Both documents contain information that you
             should consider when making your investment decision.

     In June 2001, we reached an agreement with Koor's Investors (a group of seventeen investors collectively called Koor's Investors), Halifax Fund, L.P., Winnburn Advisory, Epicenter Venture Finance Ltd., and Jacqueline Hershkovitz, who are selling stockholders under the prospectus, to (i) reduce the total number of shares into which their one year warrants can be exercised from 750,457 to 228,585 shares of our common stock, (ii) change the exercise price of these warrants from $10.15313 to $0.01 per share, and (iii) remove the adjustment rights awarded to the foregoing selling stockholders in connection with those one year warrants.

     Due to the changes to the one year warrants described above, the following items of the prospectus are hereby amended:

     I. Every reference in the prospectus to the number of shares of our common stock offered under the prospectus is hereby changed from 5,791,330 to 5,269,458.

     II. On the front cover of the prospectus, the number of shares of our common stock being sold by the selling stockholders that are issuable upon the exercise of warrants is hereby changed from 3,254,778 to 2,732,906.

     III. On the front cover of the prospectus, the reference to the last sales price of our common stock as reported on the NASDAQ National Market is hereby changed to $4.79 per share as of July 6, 2001.

     IV. The first risk factor in the section "Risk Factors -- Business Related Risks" is hereby deleted and replaced entirely by the following:

     "We have no history of revenue, and expect to continue to incur operating losses until such time as our first generation products achieve commercial acceptance.

          As a research and development company, we have no revenue history and therefore we have not achieved profitability. We expect to continue to incur operating losses for the foreseeable future. We have a cumulative loss since inception through March 31, 2001 of $35,896,219. We incurred a net loss of $4,977,680 for the three months ended March 31, 2001, $20,247,205 for the year ended December 31, 2000, $4,866,687 for the year ended December 31, 1999, and $3,191,902 for the year ended December 31, 1998. We have never generated profits, and there is no assurance that, in the future, we will be profitable on a quarterly or annual basis. In addition, over the next twelve months, we plan to increase operating expenses in order to fund research and development and increase administration resources. However, we anticipate receiving revenues at the earliest by the first quarter of 2002. Nevertheless, it is possible that our revenues may never be sufficient to recognize a profit."



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


     V. The second risk factor in the section "Risk Factors -- Business Related Risks" is hereby deleted and replaced entirely by the following:

          "We will need to raise additional capital to sustain operations, and we cannot assure you that we can continue to raise sufficient capital to fund operations for the foreseeable future.

          Because we are a research and development company in the data storage technology field, we continually expend large amounts of capital over short periods of time. We cannot assure you that any revenues generated in the future, if any, will be sufficient to finance the complete cost of our research and development. We will require additional funds before we achieve positive cash flow from operations. Our future capital requirements and profitability depend on many factors, such as the timely success of product development projects, the timeliness and success of joint venture and corporate alliance strategies and our marketing efforts. We are actively in the process of raising additional capital. We decided to let our firm offer for an equity credit line of at least $25 million expire on June 15, 2001 as we explore other financing alternatives. Terms on which we may raise additional capital may include restrictions that could make payments of existing debts difficult, create difficulties in obtaining future financings, limit our options for changing the business and cause substantial cash flow problems. We cannot assure you that additional financing or additional funds will be available when we need them or, if available, on terms acceptable to us. If adequate funds are not available, we may not be able to continue. Any additional stock or convertible debt financing which we obtain, if any, could result in substantial dilution to stockholders."

     VI. The first paragraph of the risk factor "[w]e cannot assure you that we will successfully protect our Fluorescent Memory Technology and enforce our intellectual property rights" is hereby deleted and replaced entirely by the following:

          "Although we intend to rely on trade secret, trademark, copyright and other intellectual property laws to protect our Fluorescent Memory Technology, we currently rely almost entirely on patent laws for protection. While we intend to vigorously enforce our intellectual property rights, we cannot assure you that the steps taken to protect the Fluorescent Memory Technology and to enforce the rights will be successful. Through our wholly owned subsidiary, TriDStore IP, L.L.C., as of June 11, 2001, we individually held nine U.S. patents, more than sixty U.S. and foreign regular patent applications, eighteen pending U.S. provisional patent applications, and thirteen international patent applications pursuant to the Patent Cooperation Treaty (PCT). In addition, our subsidiary, Velor Incorporated has pending two U.S. provisional patent applications, one U.S. patent application, and one international patent application pursuant to the PCT. We cannot assure you that we will timely exercise the right to convert provisional or PCT patent applications into U.S. or foreign patent applications or that patent authorities will issue patents based on patent applications now pending or expected to be filed."

     VII. The first four sentences of the risk factor "[w]e may eventually face inherent business risk of exposure to product liability claims, which may have a material adverse impact on our financial condition" are hereby deleted and replaced entirely by the following:

          "Currently, our technology is not mass manufactured and we do not expect that anyone will mass manufacture our technology in the immediate future. Possible future product liability lawsuits may affect the reputation of our future products and services or otherwise diminish our financial results even though we may obtain additional product liability insurance. We currently have product liability insurance with an aggregate of $2 million."

     VIII. The reference to "approximately 14 enterprises" in the risk factor "[w]e face intense competition in the data storage technology industry" is hereby changed to "numerous enterprises."


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

     IX. The first paragraph and the first sentence of the second paragraph of the risk factor "[t]he market price of our common stock may decrease if a large number of shares are sold in the future" are hereby deleted and replaced entirely by the following:

          "Future sales of our common stock in the public market, or the issuance of shares of common stock upon the exercise of stock options and warrants or otherwise, could adversely affect the market price of our common stock and impair our ability to raise capital through the sale of equity or equity-related securities. As of June 27, 2001, the following number of shares of common stock are issued or issuable:


      Issued and outstanding (1)...........................   45,391,344
      Issuable upon exercise of outstanding warrants
       whether or not currently-exercisable (2)............    2,300,050

      Issuable upon exercise of outstanding stock
       options whether or not currently exercisable........    6,727,715
      Issuable upon conversion of convertible loans (3)....      319,913

----------
     (1) Excluding 500,000 shares of our common stock owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries.

     (2) Currently exercisable at exercise prices ranging from $0.001 to $14.6656 per share.

     (3) A loan of $4,000,000 provided by Sands Brothers Venture Capital Associates LLC convertible at $17.65 per share and a loan of $1,000,000 provided by Constellation 3D Technology Limited convertible at $10.72 per share.

       As of June 27, 2001, of the 45,391,344 issued and outstanding shares identified in the table above, 31,197,304 were restricted securities (i.e., excluding 500,000 shares of our common stock owned by Constellation 3D Trust LLC, one of our wholly owned subsidiaries) within the meaning of Rule 144 under the Securities Act of 1933 (Securities Act), and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available."

     X. The references to one year warrants of Koor's Investors, Halifax Fund, L.P., Winnburn Advisory, Epicenter Venture Finance Ltd., and Jacqueline Hershkovitz in the column "Number of Shares Being Offered for Sale" and the accompanying notes in the section "Selling Stockholders" are hereby deleted and replaced entirely by the following:



                                                          Number of Shares Being
            Selling Stockholders                             Offered for Sale
            --------------------                             ----------------

       Iris Nahori..................................            142,003(1)
       Yehosoaa Hershkovitz.........................             42,630(1)
       Ori Ackerman.................................             17,059(1)
       Tamir Barak..................................              2,843(1)
       Zeev Korech..................................              2,841(1)
       Tzion Edri...................................              5,395(1)
       Ron Ori......................................             14,216(1)
       Ehud Miro....................................             28,429(1)
       Abraham Shilontchik..........................              9,950(1)
       Yair Peleg...................................              7,106(1)
       Amnon Ben-Ami................................              7,106(1)
       Gilad Altshuler..............................            121,108(1)
       Koor Underwriters and Issuers Ltd............            512,029(1)

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                                                          Number of Shares Being
            Selling Stockholders                             Offered for Sale
            --------------------                             ----------------

       Menorah Gaoon Investment Ltd.................             16,490(1)
       Shalom and Yafa Bilgori......................              7,106(1)
       The Hebrew University Employee Fund..........            105,187(1)
       Shocher Tov..................................             22,742(1)
       Halifax Fund, L.P............................          2,084,486(6)
       Winnburn Advisory............................            257,832(10)
       Epicenter Venture Finance Ltd................            214,376(11)
       Jacqueline Hershkovitz.......................             22,934(13)



----------
     (1) Represents a fraction of 197,026 shares of common stock which were purchased by investors severally, a fraction of five year warrants to purchase 78,813 shares of common stock at an exercise price of $14.6656 per share, a fraction of optional warrants to purchase 30,006 shares of common stock at an exercise price of $0.01 per share, and a fraction of adjustment warrants to purchase 262,856 shares of common stock at an exercise price of $0 per share. The following table shows the ownership of shares and warrants by each of the investors.



                                                      Number of          Number of Shares
                                                  Shares Owned Prior       Sold Through       Optional       Five-Year   Adjustment
                 Investor Name                     to the Offering       January 2, 2001      Warrants       Warrants     Warrants
                 -------------                     ---------------       ---------------      --------       --------     --------

Iris Nahori....................................        49,197                  0                7,492         19,679        65,635
Yehosoaa Hershkovitz...........................        14,769                  0                2,249          5,908        19,704
Ori Ackerman...................................         5,910                  0                  900          2,364         7,885
Tamir Barak....................................           985                  0                  150            394         1,314
Zeev Korech....................................           984                  0                  150            394         1,313
Tzion Edri.....................................         1,869                  0                  285            748         2,493
Ron Ori........................................         4,925                  0                  750          1,970         6,571
Ehud Miro......................................         9,849                  0                1,500          3,940        13,140
Abraham Shilontchik............................         3,447                  0                  525          1,379         4,599
Yair Peleg.....................................         2,462                  0                  375            985         3,284
Amnon Ben-Ami..................................         2,462                  0                  375            985         3,284
Gilad Altshuler................................        41,958                  0                6,390         16,783        55,977
Koor Underwriters and Issuers Ltd..............         5,713                  0                  870          2,285         7,622
Menorah Gaoon Investment Ltd...................         5,713                  0                  870          2,285         7,622
Shalom and Yafa Bilgori........................         2,462                  0                  375            985         3,284
The Hebrew University Employee Fund............        36,442                  0                5,550         14,577        48,618
Shocher Tov....................................         7,879                  0                1,200          3,152        10,511

     (6) Represents 840,518 shares of common stock, five year warrants to purchase 393,968 shares of common stock at an exercise price of $14.6656 per share, optional warrants to purchase 150,000 shares of common stock at an exercise price of $0.01 per share, and adjustment warrants to purchase 700,000 shares of common stock at an exercise price of $0 per share.

     (10) Represents 166,097 shares of common stock, five year warrants to purchase 66,439 shares of common stock at the exercise price of $14.6656, and optional warrants to purchase 25,296 shares of common stock at the exercise price of $0.01.

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

     (11) Represents 138,102 shares of common stock, five year warrants to purchase 55,241 shares of common stock at the exercise price of $14.6656, and optional warrants to purchase 21,033 shares of common stock at the exercise price of $0.01.

     (13) Represents 14,774 shares of common stock, five year warrants to purchase 5,910 shares of common stock at an exercise price of $14.6656 per share, and optional warrants to purchase 2,250 shares of common stock at an exercise price of $0.01 per share."

     XI. The first sentence of the first paragraph of the section "Description of Our Securities -- Common Stock" is hereby deleted and replaced entirely by the following:

          "As of June 27, 2001, there were approximately 45,391,344 shares of our common stock outstanding held of record by approximately 93 stockholders, excluding 500,000 shares owned by Constellation 3D Trust LLC, one of our wholly-owned subsidiaries."

     XII. The following paragraphs are hereby added at the end of the section "Description of Our Securities -- Indemnification and Registration Rights":

          "On May 10, 2001, we entered into a consulting agreement with Focus Tech Investments, Inc. and on May 15, 2001, we issued the Common Stock Purchase Warrant to Focus Tech Investments, Inc. The Warrant does not contain any indemnification or registration rights provisions, however, pursuant to the consulting agreement, the Warrant has been included in this Form S-3. Focus Tech Investments, Inc. is not a selling stockholder under this prospectus.

          On May 29, 2001, we entered into a Stipulation of Settlement with Clearview Capital (UK) Ltd., pursuant to which, we issued the Common Stock Purchase Warrant to Clearview Capital (UK) Ltd. The warrant does not contain any indemnification or registration right provisions, however, the Stipulation of Settlement required the Warrant issued to Clearview Capital
     (UK) Ltd. to be included in this Form S-3. Clearview Capital (UK) Ltd. is not a selling stockholder under this prospectus.

          On May 31, 2001, we entered into the Settlement and Release Agreement with Sands Brothers & Co., Ltd., pursuant to which we issued the Retained Warrant Certificate and the Additional Retained Warrant Certificate to Sands Brothers & Co., Ltd. According to the Settlement and Release Agreement, Sands Brothers & Co., Ltd. is entitled to certain registration rights with respect to our common stock underlying the Retained Warrant and the Additional Retained Warrant. Sands Brothers & Co., Ltd. is not a selling stockholder under this prospectus."

     XIII. The last sentence of the fourth paragraph of the section "Where You Can Find More Information" is hereby deleted and replaced entirely by the following:

          "Written requests for those documents should be directed to Craig Weiner, Chief Legal Officer, Constellation 3D, Inc., 805 Third Avenue, 14th Floor, New York, NY 10022, and telephone requests should be directed to Craig Weiner at (212) 308-3572."

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